FISCAL YEAR 2024

MODERN SLAVERY REPORT

Our actions to prevent and reduce the risk of modern slavery in our supply chain

Orla Mining Ltd. ("Orla" or the "Company") is committed to respecting human rights in our workplace, in our supply chain and in the communities where we live and work. As part of this commitment, we stand firmly against all forms of modern slavery, including forced labour and child labour.

We recognize our mining operations and other business activities can potentially affect people's rights in negative ways. As such, we take meaningful steps to understand, support and protect the human rights of everyone we can impact, from our employees, contractors and business partners to community members and Indigenous Peoples.



CANADA
Vancouver, BC
CORPORATE OFFICE
Kenora, ON
MUSSELWHITE
Elko, NV
SOUTH RAILROAD
Toronto, ON
CORPORATE OFFICE
USA
San Tiburcio, MX
CAMINO ROJO
MEXICO
PANAMA
Tonosí, PAN
CERRO QUEMA

ABOUT ORLA

Orla is a Canadian company listed on the Toronto Stock Exchange and on the NYSE American LLC. Orla is based in Vancouver, British Columbia with additional corporate offices in Toronto. We invest across our value chain which involves acquiring, exploring, planning, developing, operating, closing and remediating mineral properties where Orla's expertise can substantially increase stakeholder value at the highest industry standards and regulations.

Orla has three material gold projects for the purposes of National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*:

- the **Camino Rojo** project ("Camino Rojo" or the "Camino Rojo Project") located in Zacatecas, Mexico, which consists of the Camino Rojo oxide gold mine (the "Camino Rojo Oxide Mine"), which achieved commercial production effective April 1, 2022, and the Camino Rojo underground project. The Camino Rojo Project is held through Orla's wholly-owned subsidiary, Minera Camino Rojo, S.A. de C.V. ("MCR").
- the **South Railroad** project ("South Railroad") located in Nevada, which consists of the Dark Star and Pinion deposits and is situated within the prospective land package called the "South Carlin Complex" along the Carlin trend. South Railroad is held through Orla's wholly-owned subsidiaries, Gold Standard Ventures Corp. and Gold Standard Ventures (US) Inc., which are not Reporting Entities for the purposes of this Report.
- the **Musselwhite** gold mine ("Musselwhite") located in Ontario, Canada, acquired by the Company on February 28, 2025. Musselwhite is held through the Company's wholly owned subsidiary, Musselwhite Mine Ltd. This report, including description of operations, risk assessment, actions or steps, or policies and procedures, does not cover Musselwhite as it was acquired subsequent to the reporting period prescribed under the Act, being the year ended December 31, 2024.

As of December 31, 2024, Orla had 354 direct employees spanning our operations: Canada (27), Mexico (307), Panama (3) and the US (17). In addition, there were 421 contractors working on the Camino Rojo Project, 2 on the South Railroad Project, and 2 at the corporate offices in Canada. All 307 employees in Mexico are employed by MCR.

ABOUT THIS REPORT

We prepared this report in accordance with Canada's Fighting Against Forced Labour and Child Labour in Supply Chains Act (the "Act") for the fiscal year ended December 31, 2024. This is a joint report made under Section 11 of the Act on behalf of Orla, a corporation existing under the federal laws of Canada, and its wholly-owned subsidiary, MCR, an entity existing under the laws of the United Mexican States and owner of the Camino Rojo Project, each of which is a "reporting entity" for purposes of the Act.

Unless the context otherwise requires, references to the "Reporting Entities" are to, collectively, Orla and MCR, and references to "Orla", the "Company", "we", "our", "us" are to, collectively, Orla and its subsidiaries. Any part of this report that refers to actions or steps by, or policies and procedures of Orla or the Company, or that use "we", "our", "us" or other similar terms, apply to each of the Reporting Entities.

We have completed a risk assessment and believe that the Reporting Entities' highest risk exposure is at the Camino Rojo Project and the related operations. Accordingly, Camino Rojo is the main focus of this report.

2024 ACTIVITIES

The Reporting Entities have taken the following measures with respect to the year-ended December 31, 2024 to prevent and reduce the risk of forced labour and child labour:

- Adopted a Responsible Procurement Standard, marking a significant milestone in Orla's commitment to ethical sourcing practices with the goal of ensuring that our operations and the precious metals we sell, as well as the products and services we purchase, are manufactured in a manner that is respectful to human rights and the rights of workers.
- Mapped our supply chain to gain a better understanding of our procurement sourcing practices and to pinpoint potential areas of risk. This activity was carried out in 2025, mapping the 2024 supply chain.
- In 2024, Orla's Chief Sustainability Officer (CSO), legal counsel and sustainability team completed the UN Global Compact Business & Human Rights Accelerator – a six-month initiative designed to support companies in embedding human rights due diligence into core business practices. Through the program, Orla deepened its understanding of emerging human rights risks and good practices, which will inform future efforts to strengthen our due diligence approach and uphold labour and human rights standards.
- Piloted an ESG-focused supplier survey, which includes questions related to forced labour and child labour. As part of the initial roll-out, the survey was shared with a select group of suppliers to assess the effectiveness of the tool before broader implementation.
- Developed and launched a mandatory training course for all employees in December 2024, introducing the Responsible Procurement Standard and key concepts such as child labour, forced labour, and modern slavery. While implementation began in 2024, course completion by all employees extended into 2025.
- Delivered a comprehensive training course specifically for the procurement team of our Camino Rojo operation to go beyond the requirements of the Responsible Procurement Standard, covering best practices for responsible and sustainable procurement, due diligence, responsible local procurement, and its connection to human rights.
- In 2024, we commenced the implementation of a vendor classification system within our financial platform to enhance oversight and support more effective risk identification. The system requires vendors to be categorized by country of origin and industry at the point of onboarding, enabling more consistent and accurate supply chain analysis.

OUR COMMITMENT TO SUSTAINABILITY AND HUMAN RIGHTS

Orla is dedicated to embedding considerations of human rights and Environmental, Social, and Governance (ESG) factors across its operations, which reflects our unwavering commitment to responsible business practices. Our company understands that integrating these principles into policies, governance frameworks and decision-making processes is essential for long-term success.

We rigorously review and approve disclosures regarding our sustainability efforts with oversight from our Board of Directors (the "Board"), including the Environmental, Sustainability, Health & Safety Committee (the "ESHS Committee"). Our commitment to sustainability extends beyond compliance to the core principles of ethical conduct, transparency and accountability, as reflected in our annual Sustainability Report.

OUR SUSTAINABILITY STRATEGY

We recognize the importance of mining sustainably and have proactively worked to establish good sustainability practices within our business, including respecting human rights. As a signatory of global initiatives such as the United Nations Global Compact, we actively promote fundamental principles concerning human rights, labour rights, environmental stewardship, and anti-corruption. We use a sustainability mindset to guide our decisions, including capital allocation.

Our *Towards 2030 Sustainability Strategy*, launched in 2022, sets out our commitments to being a responsible, sustainability-driven company, and charts a long-term roadmap for our ESG ambitions. The strategy is grounded in our business purpose to transform mineral resources into a net-positive benefit for our stakeholders. It's about the goal of adding more to society than extracting from it. Developed with input from multiple stakeholders, the strategy has three pillars:

1. **Maximize** benefit to stakeholders
2. **Minimize** injuries, consumption and adverse impacts
3. **Manage** our stakeholder relations with care

In each of these pillars, we have set clear metrics, key performance indicators, action plans and timelines to drive progress. The strategy is designed to encompass child and forced labour risks through its broader focus on human rights, ethical conduct, and responsible supply chain practices.

GOVERNANCE

The Board and the senior leadership team of the Company are committed to robust corporate governance and are responsible for the overall stewardship of Orla.

- The Board is responsible for overseeing management's approach to ESG-related risks and ensuring the implementation of appropriate sustainability systems that will effectively monitor and manage those risks with a view to the long-term viability of the Company and its impacts across all stakeholders and rightsholders.
- The various committees of the Board are responsible for risk management within their own area. More specifically, the objective of the ESHS Committee is to monitor and review the health, safety, environmental and sustainable development policies, principles, practices and processes of the Company. This committee also oversees sustainable development risks, including community and government relations and human rights, which encompasses modern slavery-related risks.
- Ultimate responsibility for sustainability performance within Orla rests with our President and Chief Executive Officer. He is assisted by the Chief Sustainability Officer, Chief Operating Officer, Chief Financial Officer, the Vice President, Legal, VP Human Resources, the sustainability and human resources team, and supply chain to identify and address modern slavery risks in our workforce and our supply chain.

- The Human Resources and Compensation Committee (the "HRCC") supports the Board in overseeing the Company's human resource strategy, policies and programs as well as the proper use of human resources. While the HRCC reviews and approves the design of compensation programs, its primary responsibilities are limited to executive members of management and employees. The Chief Sustainability Officer and VP Human Resources are accountable for developing and implementing policies and practices related to compensation and performance evaluation for employees, and ensuring compliance with applicable legal and regulatory requirements.

OUR POLICIES AND STANDARDS

We have a framework of corporate policies and standards, summarized in the chart below and available on Orla's website at orlamining.com/investors/disclosure-portal/#corporate-governance

Code of Conduct and Ethics

The Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all representatives of Orla:

- Consultants and contractors are expected to conduct themselves in accordance with the principles outlined in the Code in their activities related to the Company.
- The Company seeks to integrate human rights best practices into its management, business relationships, governance structures and programs.
- The Company expects all representatives to respect the human rights of all rightsholders including members of local communities in which it conducts business.
- The Company expects its suppliers to take action to prevent modern slavery, avoid discrimination and observe workers' rights.

Human Rights Policy

This policy outlines Orla's commitment to respect human rights in all of its business activities. As part of this commitment, the Company shall:

- Support and respect the International Bill for Human Rights and ILO's Declaration on Fundamental Principles and Rights at Work.
- Conduct human rights due diligence for any new project and in connection with a significant modification to an existing operation, in cases where there is the potential for a negative impact to human rights, especially in high-risk jurisdictions.
- Integrate human rights into its business practices and processes that inform its decision making, including standards and procedures that promote human rights due diligence and risk assessments. The Company does not tolerate threats, intimidation or attacks against human rights defenders.
- Within the context of the Company's own activities, business relationships and value chains, avoid causing or contributing to adverse human rights impacts and address such impacts if and when they occur.
- Not discriminate against any individual based on race, religion, ethnicity, national origin, colour, gender, age, sexual orientation, citizenship, marital status, pregnancy, disability or any other legally protected characteristic unrelated to an individual's job performance.
- Respect human rights related to working conditions, a safe and healthy workplace, employee privacy, freedom of association, speech and collective bargaining, maximum working hours, minimum wages, accommodation, equal and decent pay, and equal opportunity.
- Prohibit any form of child, forced or compulsory labour, slavery or servitude across its operations, value chains and other business relationships.
- Respect the legal rights of communities, including the right to security and health, cultural heritage, use of land and natural resources, and the right to safe water and biodiversity conservation.

- Engage with Indigenous Peoples respecting their cultural traditions, collective rights and right to self-determination.
- Engage and respond to stakeholder concerns, contribute to stakeholder-led development initiatives to aid in the attainment of their human rights, and solicit input and feedback related to the Company's human rights management approach and performance.
- Establish confidential grievance and whistleblower mechanisms for stakeholders, including Indigenous Peoples, to submit and resolve complaints related to human rights matters.
- Require private security providers to use competent and appropriately trained personnel with an understanding of security-related human rights issues.

Environment, Sustainability, Health and Safety Policy

This policy focuses on three important priorities – the environment, health and safety, and sustainability. Regarding human rights, the policy:

- Prohibits violence and harassment in the workplace are specifically prohibited. Orla employees who are victims of, or become aware of, violence or harassment in the workplace are required to report such incidents.
- Establishes appropriate systems, standards, and procedures for health and safety management, reporting, and compliance with applicable laws, rules, and standards of corporate conduct.

Corporate Social Responsibility Policy

As part of this policy, Orla commits to:

- Establishing grievance mechanisms, based on international best practices.
- Integrating socio-economic, environmental, occupational health and safety, human rights, Indigenous Peoples' rights, and governance best practices into Orla's business processes.

Workplace Bullying, Harassment, and Violence Policy Statement

The Company does not tolerate bullying, harassment, or violence in the workplace and will make every reasonable effort to prevent and eliminate conduct which falls within this policy. Specifically, the policy addresses bullying and harassment, which are often characterized through insulting, hurtful, hostile, vindictive, cruel, or malicious behaviors that undermine, disrupt or negatively impact another's ability to do their job and results in a harmful work environment of the employee.

Whistleblower Policy

This policy establishes a confidential and anonymous process for reporting concerns related to accounting, fraud, or ethics, while protecting individuals from retaliation and ensuring good faith reporting. For more information, please refer to our **Effectiveness Assessment** section below.

Responsible Procurement Standard

This standard outlines principles and measures to ensure compliance with applicable laws to prevent child labour, forced labour, and modern slavery, and to promote community development. The policy applies to all company stakeholders and requires regular due diligence, audits, and training on procurement practices.

Orla engages stakeholders to optimize community benefits through local procurement and supports the socio-economic empowerment of under-represented groups and Indigenous Peoples. Regular communication and reviews ensure continuous improvement and alignment with internal policies and industry standards.

Stakeholder Engagement and Community Response Standard

Orla is dedicated to transparent communication and engagement with stakeholders regarding its activities, guided by respect for local cultures and international best practices.

This Standard outlines procedures for identifying stakeholders, developing engagement plans, supporting stakeholder capacity, establishing community response mechanisms, and ensuring regular review and improvement. It applies to all Company stakeholders and is aligned with industry standards and related internal policies and protocols. The standard emphasizes cultural appropriateness, accessibility, transparency, and ongoing communication in stakeholder engagement and community response processes.

LOCAL LEGISLATION

There are several local laws that Orla must abide by related to modern slavery. The following articles outline employer obligations under the Mexican Federal Labor Law:

- **Article 175:** Prohibits the use or employment of minors under the age of 18 in mines.
- **Article 132:** Obligates employers to implement a protocol to eradicate forced and child labour.
- **Article 15:** Requires that each contractor registers with the Ministry of Labor and Social Welfare (STPS). To obtain the registration, contractors must prove they are up to date with their tax and social security obligations. The registration must be renewed every three years.

The individuals or legal entities that obtain this registration will be listed in a public registry that's available online.

DUE DILIGENCE – OUR WORKFORCE

Orla Mining is bound by local laws concerning modern slavery, such as the Mexican Federal Labor Law, which prohibits the use of underage labour in mines and mandates the establishment of protocols to eliminate forced and child labour. We enforce a proof-of-age requirement during the hiring process to ensure that no individual below the legal industrial working age is employed at any of our operations or exploration sites.

Further, we are invested in the health and success of our employees, and aim to provide them with the resources, training and feedback needed to thrive in their careers. As such, we:

- Pay competitive wages across all sites and at our corporate locations.
- Carry out annual performance reviews, leading to a yearly assessment of wages.
- Provide health benefits packages for workers, with regular health checkups, critical illness benefits and vision and dental benefits.

Collective Bargaining

Orla forms a direct relationship with employees based upon fairness and respect. We support the fundamental right of employees and contractors to associate and collectively obtain labour agreements. At our producing mine, Camino Rojo, in 2023 we entered into our third collective bargaining agreement with the local union. Approximately 55% of the workforce at Camino Rojo was unionized in 2024. Our goal is to work collaboratively with our employees and their union to achieve and maintain positive labour relations and high standards according to the country legislation.

CUSMA

CUSMA – the Canada-United States-Mexico Agreement – establishes a framework for member countries to address modern slavery and promote the protection of labour rights across member countries.

The labour chapter within CUSMA prohibits the importation of goods produced in whole or in part by forced or compulsory labour, including child labour. Member countries must introduce legislation governing acceptable conditions of work, such as minimum wages, hours of work and occupational safety and health, aligning with the

International Labor Organization (ILO) Declaration on Rights at Work. CUSMA also places emphasis on ensuring a climate where workers can exercise their rights free from violence, threats, and intimidation.

DUE DILIGENCE – OUR SUPPLY CHAIN

Through due diligence measures with respect to vendor and contractor relationships, we not only uphold financial integrity but also prioritize ethical sourcing practices and respect for human rights within our supply chain.

Our finance and accounting teams ensure thorough scrutiny and approval of new vendor registrations across corporate and operational levels. Corporate-wide and on site, the applicable finance team member reviews and approves new vendor requests, conducting assessments that are essential for verifying adherence to purchasing protocols, due diligence on vendor reliability and validating goods and services for reasonability. Furthermore, our due diligence process in Mexico involves an evaluation of each vendor, which includes cross-referencing vendor details with lists published by the Mexican Tax Authority to prevent engagement with entities involved in illegal or unethical activities such as tax evasion or money laundering.

Further, all of Orla's supplier contracts in Camino Rojo include provisions on anti-corruption, as well as policies and procedures to mandate adherence to applicable laws, ethical standards, human rights, environmental protection and anti-corruption regulations. Suppliers are barred from engaging with clients involved in illegal armed conflicts or human rights infringement. Finally, Orla adheres to criteria established by the Mexican Secretariat of Labor and Social Welfare (STPS), which requires all contractors to register and demonstrate compliance with tax and social security obligations every three years.

SUPPLY CHAIN & RISK ASSESSMENT

Our Enterprise Risk Management Standard outlines several requirements that hold accountable all Company directors, officers, employees and contractors to identify, document, manage, and mitigate risks. This Standard is informed by industry best practices, including the World Gold Council's Responsible Gold Mining Principles, and the Mining Association of Canada's Towards Sustainable Mining Initiative.

In accordance with this Standard, we identify and assess risks across various domains such as climate change, supply chain disruptions, and labour shortages. The likelihood and impact of each risk is rated considering different factors, including geopolitical events, social, and business trends in each jurisdiction where we operate. We determine the consequences of these risks should they materialize and establish controls using a hierarchical approach.

Each site implements its risk management process in alignment with our Environmental, Sustainability, Health, and Safety Policy. Our operations maintain a risk registry, which is regularly reviewed and updated by local teams through monthly and quarterly managerial meetings. The enterprise risks identified are then reviewed quarterly by the Corporate Risk Management Committee, which is comprised of the Chief Operating Officer, Chief Financial Officer and Chief Sustainability Officer. Management then provides bi-annual updates to the Board and the ESHS Committee on the most serious risks identified.

Supply Chain Description

To support the business activities at our mines, Orla Mining relies on local, national, and international suppliers. Whenever possible, we prioritize suppliers based in the countries and communities where we operate. In 2024, we procured 51% of goods and services from Mexico, 40% from Canada

and 8% from the US. The remaining 1% is primarily from the UK, Spain, Panama, and Australia.

Our supply chain spending is distributed across various industries. Financial and insurance sectors account for 37% of total expenditure, followed by professional and technical activities at 18%, and wholesale and retail trade at 17%. The remaining 28% is distributed among other industries, mainly the following: mining and quarrying; construction; administrative and support service activities; electricity, gas, steam and air conditioning supply; and manufacturing.


1%
8%
40%
% OF SPEND
BY COUNTRY
51%
CANADA
MEXICO
USA
OTHER


37%
18%
17%
13%
6%
9%
FINANCIAL & INSURANCE ACTIVITIES
PROFESSIONAL, SCIENTIFIC & TECHNICAL ACTIVITIES
WHOLESALE AND RETAIL TRADE; MOTOR VEHICLE REPAIR
MINING & QUARRYING
CONSTRUCTION
OTHER

Risk Assessment Methodology

Orla developed a systematic methodology to identify potential risks of modern slavery within our supply chain. This mapping was done in 2025, using the 2024 supply chain data and in respect to 2024 spending. Our approach began with compiling a comprehensive list of all our vendors across our entire operation. We then categorized these vendors based on the countries and industries where most of our spending occurs. By analyzing spending patterns, we pinpointed regions and industries that may pose heightened risks of modern slavery, as defined in the Global Slavery Index.[1]

This method enables us to prioritize our efforts and resources effectively, focusing on areas with the greatest potential impact and ensuring that our supply chain remains transparent, ethical, and compliant with our commitment to upholding human rights. We have not assessed "Tier 2" suppliers to our operations, being suppliers to our suppliers.

Risk assessment by jurisdiction

This section assesses modern slavery risk in the countries and industries where most of our procurement spending occurs. Canada is considered low risk according to the Global Slavery Index, with a modern slavery prevalence rate of 1.8 per thousand people and a vulnerability score of 11 out of 100. The vulnerability score measures a country's susceptibility to modern slavery, with a higher score

1. The Global Slavery Index (GSI) is based on the Global Estimates of Modern Slavery, jointly produced by the International Labour Organization (ILO), Walk Free, and the International Organization for Migration (IOM). The GSI utilizes data from thousands of interviews with survivors collected through nationally representative household surveys across 75 countries, along with an assessment of national-level vulnerability. The estimates provided in the GSI's fifth edition reflect the impact of recent global crises and offer strategies for eradicating modern slavery.

indicating greater risk. The United States is also categorized as low risk, with a prevalence rate of 3.3 and a vulnerability score of 25. Mexico, our largest sourcing country, presents a comparatively higher risk, with an estimated 6.6 in every thousand people living in modern slavery and a vulnerability score of 58 out of 100—above the North America regional average. While higher-risk suppliers are present in our supply chain—particularly within the food and apparel industries in Mexico—these sectors represent a small proportion of our overall procurement spend. We have no suppliers from any of the top 25 countries with the highest prevalence of modern slavery.

Risk assessment within our sites/operations

We have completed a risk assessment and believe that the Reporting Entities' highest risk exposure is at the Camino Rojo Project and the related operations.

Within our own operation, we have assessed the risk of child or forced labour as low, as all of our workforce is above the age of 18, the minimum salary is above the legal minimum wage established by the governments of the countries in which we operate, and we provide competitive salaries compared to benchmarks.

The Reporting Entities did not encounter any cases of forced or child labour in 2024 in either our activities or supply chain.

TRAINING

In 2024, we developed and launched a new mandatory training course for all employees, introducing the Responsible Procurement Standard and key concepts such as child labour, forced labour, and modern slavery. The 15-minute online course provided a foundational understanding of modern slavery risks and our expectations around responsible sourcing. To ensure comprehension, an evaluation was included as part of the course. While implementation began in December 2024, completion by all employees will continue into 2025. In total, 45 employees completed the course by year-end.

Building on this foundation, a more in-depth, in-person training was delivered to the procurement team at our Camino Rojo operation in Mexico. This two-hour course covered best practices for responsible and sustainable procurement, the importance of local sourcing, and the connection between procurement and human rights. Developed in collaboration with Engineers Without Borders and the UN Global Compact Academy, the training also included content on due diligence, national and international regulations, and the role of responsible procurement in mining.

In parallel, we continued to deliver our ongoing mandatory policy training across the organization. This training ensures all employees are aware of our core policies, including those related to human rights, ethics, workplace conduct, and Indigenous Peoples. It is delivered in person in Mexico through one- to two-hour sessions and in other sites through self-guided review and certification. Employees must confirm their understanding by signing an acknowledgment of completion. In 2024, 220 employees completed this training.

REMEDIATION MEASURES

The Reporting Entities did not encounter any cases of forced or child labour in 2024 in either our activities or supply chain. As such, no remediation measures were necessary. If the Reporting Entities do identify cases of forced or child labour within our activities and supply chain, they will follow the remediation guidelines outlined in our Responsible Procurement Standard and any legal obligations according to regulations of the jurisdictions where we operate.

EFFECTIVENESS ASSESSMENT

In addition to our due diligence processes, risk assessment, and management strategies outlined in this report, our Whistleblower Policy serves as a vital mechanism to assess the effectiveness of our steps towards preventing and eliminating forced and child labor in our operations and in our supply chain. It provides a critical avenue for individuals to report concerns, ensuring that any gaps or failures in our systems are promptly identified and addressed, thus contributing to the ongoing evaluation and enhancement of our overall effectiveness.

Aligned with our core values, the Whistleblower Policy establishes robust procedures for receiving, retaining, and addressing complaints related to accounting, internal controls, auditing matters and violations of our Code of Conduct and Ethics, which encompasses human rights matters. Individuals are encouraged to report concerns or complaints in strict confidence to the Chair of the Audit Committee. In recognition of the importance of anonymity, submissions can be made anonymously through our dedicated Confidence Line or in writing to the Chair. Each complaint is promptly investigated with the utmost discretion, and appropriate measures are taken to protect the identity of the complainant.

Upon receipt of a complaint, the Chair initiates a thorough investigation, leveraging internal resources and external expertise as necessary. Our commitment to fair and impartial inquiry ensures that all allegations are taken seriously and addressed promptly. Corrective and disciplinary actions, if warranted, are implemented swiftly and effectively, in accordance with the Code. By implementing and adhering to our Whistleblower Policy, we reinforce our commitment to ethical conduct and remedy, ensuring a workplace environment founded on trust, integrity, and accountability.

ATTESTATION

This report was approved by the Board pursuant to subparagraph 11(4)(b)(i) of the Act.

In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

I have authority to bind Orla Mining Ltd. and Minera Camino Rojo, S.A. de C.V.

(signed) *"Jason Simpson"*

Jason Simpson
President, Chief Executive Officer and a Director
Orla Mining Ltd.
May 9, 2025

Cautionary Note

Orla has prepared this Report based on information available to it at the time of preparation. This Report contains forward-looking statements relating to Orla's policies and practices with respect to modern slavery risk management, including statements of current intention and expectation and statements of opinion. There can be no assurance that such statements will prove to be accurate, as Orla's actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in the "Risk Factors" section in Orla's Annual Information Form dated March 18, 2024, which is available at www.orlamining.com or on SEDAR+ and EDGAR. Except as required by applicable laws or regulations, Orla does not undertake to publicly update or review any forward-looking statements.